Asenso Finance - Social Media Ad Copy Studies

Startup that supports small businesses

1.
Ad caption: Invest in a startup that supports small businesses while growing your money too. For as little as $100 you can be an early bird investor and help us support low to moderate-income business owners in getting the capital they need. Click here to invest in the Asenso Finance Wefunder campaign today!
https://wefunder.com/Asenso

Image header copy: Let's bridge the capital gap.
Image subheader (if applicable): For only $100, you can invest in Asenso Finance and elevate small businesses by delivering them greater access to loans.
Image button CTA: Let's work toward financial inclusion. Join our Wefunder campaign today.

Make loans for SB more accessible.

3.
Ad caption: Invest in Asenso Finance to make loans for small business owners more accessible. For as little as $100, you can be an early bird investor and help low to moderate-income borrowers grow their businesses and reach their dreams. Hop on our Wefunder campaign today by visiting this link:
https://wefunder.com/Asenso

Image header copy: Make your $100 investment count.

Image subheader: Support an inclusive startup that helps small businesses thrive. With as little as $100, you can help deliver low-interest loans to underserved communities.
Image button CTA: Make meaningful impact-driven investments. Join our Wefunder campaign today!

Invest in a startup with a strong leadership team

4.
Ad caption: Uplift small businesses and be an impact investor for Asenso Finance. We help low to moderate-income business owners gain access to loans with affordable rates. Our company is led by startup and finance veterans committed to bridging the capital gap for underserved communities and minority-owned businesses. Join our Wefunder campaign today by visiting this link:
https://wefunder.com/Asenso

Image header copy: Invest in a startup with a strong leadership team.

Image subheader: Asenso Finance is run by highly innovative minds in tech, business, and marketing. We work for financial inclusion to help small businesses gain access to affordable loans.
*Image button CTA:*Join our Wefunder campaign today!

Invest in inclusive financial solutions

5.
Ad caption: Help small business communities gain access to loans. At Asenso Finance, we believe in the strength of communities in giving valuable support. That's why our lending model takes the social borrowing circle structure to make loans less risky for community banks and CDFIs. When five small business owners apply for a loan together, it enforces a strong social incentive for borrowers to repay their loan.

Join us in working toward inclusive financial options for small business owners. Invest in our Wefunder campaign today by visiting this link:
https://wefunder.com/Asenso

Image header copy: Invest in inclusive financial solutions.
Image subheader: Asenso Finance makes small business loans accessible to low to moderate-income borrowers. Our social borrowing circle model delivers zero-collateral credit and achieves higher repayment rates for community banks and CDFIs.
Image button CTA: Invest in our Wefunder campaign today!

Empower CDFIs to reach underserved communities

6.
Ad caption: Join us in working towards financial inclusion for small businesses. Asenso Finance empowers community banks and CDFIs with digital solutions to help them reach underserved communities. We simplify the borrowing process to make loans more accessible to small business owners. Invest in our Wefunder campaign today by visiting this link:
https://wefunder.com/Asenso

Image header copy: Let's bring small business lending to underserved communities.
Image button CTA: Invest in Asenso Finance today.

The social borrowing circle structure lessens lending risk

8.
Ad caption: Join us in making capital more accessible to underserved business communities. Asenso Finance understands how challenging it is for small businesses to secure loans. Our model allows small business owners to form their own social borrowing circle so they can

apply for loans together. This system lessens risk for community banks and CDFIs while delivering zero-collateral credit for borrowers. Hop on our Wefunder campaign today by visiting this link: https://wefunder.com/Asenso

Image header copy: Help small businesses get the capital they need.
Image button CTA: Invest in Asenso Finance today.

Making the loan process simpler for small business owners

9.
Ad caption: Asenso Finance knows how complicated loan processing is for small businesses. Let’s help community banks and CDFIs scale their operations with digital solutions that simplify the legwork of loan processing. This lowers servicing costs and allows our partner banks to offer low-interest rate loans to small business owners. Join our Wefunder campaign today at https://wefunder.com/Asenso

Image header copy: Let's make loan processing simpler for small businesses.
Image button CTA: Be an Asenso Finance investor today.

Empower CDFIs to deliver sustainable loans to small businesses

10.
Ad caption: Invest in a company that helps community banks and CDFIs reach small business owners in underserved communities. Asenso Finance understands how challenging it is for community banks to scale their operations to help small business owners. That's why we're here to digitize their operations so they can provide more loans to borrowers in need. Be an Asenso investor today by clicking this link: https://wefunder.com/Asenso

Image header copy: Join us in empowering community banks to deliver sustainable loans to small businesses.
Image button CTA: Invest in Asenso Finance today.

REMOVED~~

With as little as $100

2.
Ad caption: With as little as $100, you can be an early bird investor with Asenso Finance to help bring small business loans to underserved communities. We provide digital solutions to scale community banks and CDFIs, helping make the loan process accessible for small business borrowers. Invest in our Wefunder campaign today by clicking this link: https://wefunder.com/Asenso

Image header copy: Financial inclusion empowers small businesses.

Image subheader: With as little as $100, your investment at Asenso Finance helps bridge small businesses to community banks and CDFIs, enabling them to secure loans that promote business growth.
Image button CTA: Help us serve small businesses. Join our Wefunder campaign today.

7.
Ad caption: Help us link small businesses to community banks and CDFIs, to get them the loans they need. At Asenso Finance, we work towards financial inclusion by making small business loans accessible. We also promote financial literacy by providing digital platforms that educate borrowers from underserved communities. Become an investor and join our Wefunder campaign today by visiting this link: https://wefunder.com/Asenso

Image header copy: Invest in solutions that promote financial literacy.
Image button CTA: Be an Asenso Finance investor today.

5 - Mentions Figures in the SME Financing Gap

Bridge capital gap for small businesses

1.
Caption:
One out of every two small business loans in the United States went underprovided or unprovided, which is an estimated 7.3 million loans out of 13.6 million small business loan applications in 2021. Asenso Finance aims to close this capital gap by

helping community banks and CDFIs scale their services for small business owners. Help us work toward a financially inclusive future by investing in our Wefunder campaign today: https://wefunder.com/Asenso

Image Copy:
Join us in bridging the capital gap for small businesses.

Bottom call-to-action: Invest in Asenso Finance today.

Bridging the capital gap through social borrowing circles

2.
Caption:
Asenso Finance understands how challenging it is for small business owners to secure capital. An estimated 54% of the 13.6 million small business loan applications in 2021 were unprovided or underprovided in the United States. We're here to fix that gap by enabling small business owners to apply for loans in groups of five through a social borrowing circle. Our program will also provide financial literacy courses to help educate borrowers from underserved communities. Invest in our Wefunder campaign today: https://wefunder.com/Asenso

Image Copy:
Bridging the capital gap
one social borrowing circle at a time.

Bottom call-to-action: Join our Wefunder campaign today!

Empower small business owners

3.
Caption:
Asenso Finance aims to make it easier for small business owners to secure loans. In the past year, more than half of all small business loans in the United States went unprovided or underprovided, or an estimated 7.3 million out of 13.6 million small business loan applications. We're here to bridge that gap by enabling community banks and CDFIs to offer affordable loans to underserved business communities. Join our Wefunder campaign today by visiting this link: https://wefunder.com/Asenso

Image Copy:
Let's empower small business owners to build their dreams.

Bottom call-to-action: Be an Asenso Finance investor today.

6 - Promotes Asenso Finance's Partnership with NAAC

Break down loan barriers for the unbanked

1.
Caption:
Invest in a startup that cares about small businesses. Asenso Finance helps community banks and CDFIs reach more small business owners by modernizing their services and enabling them to offer affordable loans. We've partnered with the National Asian American Coalition (NAAC), a leading non-profit and CDFI that creates solutions to uplift unbanked communities. We work together to help struggling small businesses owners get the capital they need. Join our Wefunder campaign today by clicking this link: https://wefunder.com/Asenso

Image Copy:
Working in partnership with the NAAC to break down
loan barriers for unbanked communities.

Bottom call-to-action: Invest in Asenso Finance today.

Affordable loans for small businesses to recover

2.
Caption:
Many small businesses often find it challenging to secure capital to sustain their operations. That's why CDFIs like the National Asian American Coalition (NAAC) are there to help provide affordable loans to small business owners in underserved communities. The NAAC has disbursed an estimated $6M loans and has been serving unbanked communities for 17 years. Asenso Finance works in partnership with the NAAC toward a common goal: help small businesses bounce back and grow. Invest in our startup today by clicking our Wefunder link: https://wefunder.com/Asenso

Image Copy:
Asenso Finances partners with the NAAC, a leading non-profit
that provides affordable loans to help small businesses recover.

Bottom call-to-action: Join our Wefunder Campaign today!

Accessible loans for small businesses

3.

Caption:

Asenso Finance works with CDFIs to help scale their operations, enabling them to provide accessible loans that help more small businesses. We modernize community banks and CDFIs so they can empower small business owners who need capital to sustain and grow their livelihoods. Asenso Finance has partnered with the National Asian American Coalition (NAAC), a CDFI dedicated to helping underserved communities, immigrants, and low-income business owners by breaking down barriers to loans. Help us deliver financially inclusive solutions by investing in our Wefunder campaign today:
https://wefunder.com/Asenso

Image Copy:

Asenso Finance works in partnership with the NAAC
to provide accessible loans for small business communities.

Bottom call-to-action: Invest in our Wefunder campaign today.